Filed by Albertson’s, Inc.
Commission File No. 1-6187
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Albertson’s, Inc.
Commission File No. 1-6187
ALBERTSONS ANNOUNCES EXPIRATION OF
HART-SCOTT-RODINO ACT WAITING PERIOD FOR PROPOSED
SALE OF THE COMPANY TO SUPERVALU, CERBERUS, AND CVS
     Boise, Idaho (March 14, 2006)— Albertson’s, Inc. (NYSE: ABS) announced today that the pre-merger waiting period for Albertsons’ proposed transaction with Supervalu, CVS, and a consortium led by Cerberus Capital has expired, indicating that the Federal Trade Commission (FTC) has completed the pre-merger review as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. No divestiture of retail stores or other assets was required and the FTC imposed no conditions or restrictions on the transaction.
     The proposed transaction remains subject to the satisfaction of customary closing conditions, including approval of the transaction by both Albertsons and Supervalu shareholders. The transaction is expected to close by mid-2006
     Albertsons is one of the world’s largest food and drug retailers. The company’s divisions and subsidiaries operate approximately 2,500 stores in 37 states across the U.S. and employ approximately 240,000 associates. Its banners include Albertsons, Acme, Shaw’s, Jewel-Osco, Sav-on Drugs, Osco Drug, and Star Markets, as well as Super Saver and Bristol Farms, which are operated independently.
CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Albertson’s and SUPERVALU shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertson’s operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU’s and Albertson’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Albertson’s undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
ADDITIONAL INFORMATION
SUPERVALU and Albertsons have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the definitive joint proxy statement/prospectus (when available), as well as other filings containing information about SUPERVALU and Albertson’s, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained (when available), free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson’s, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940, Attention: Corporate Secretary. The respective directors and executive officers of SUPERVALU and Albertson’s and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU’s directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertson’s directors and executive officers is available in its proxy statement filed with the SEC by Albertson’s on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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